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SEC FILE NUMBER
8-69192

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Hamilton Grant, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

26963 Alsace Dr
(No. and Street)

Calabasas	CA	91302
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David W. Collett	818-631-6202	David@HamiltonGrant.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Farber Hass Hurely, LLP
(Name – if individual, state last, first, and middle name)

9301 Oakdale Ave, Suite 230	Chatsworth	CA	91311
(Address)	(City)	(State)	(Zip Code)

2003	223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David W. Collett, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Hamilton Grant, LLC, as of 12/31, 2025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: Chief Financial Officer/FINOP

JEFF JACOBS
Notary Public - California
Los Angeles County
Commission # 2422937
My Comm. Expires Oct 23, 2026

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HAMILTON GRANT, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2025

Filed in accordance with Rule 17a-5(e)(3) of the Securities Exchange Act of 1934 as a PUBLIC document.

HAMILTON GRANT, LLC

CONTENTS



FARBER HASS HURLEY LLP
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Hamilton Grant, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Hamilton Grant, LLC as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Hamilton Grant, LLC as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Hamilton Grant, LLC's management. Our responsibility is to express an opinion on Hamilton Grant, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Hamilton Grant, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

We have served as Hamilton Grant, LLC's auditor since 2016.
Chatsworth, California
February 24, 2026

9301 Oakdale Avenue, Suite 230 Chatsworth, CA 91311
P 818-895-1943 F 818-727-7700
fhhcpas.com

HAMILTON GRANT, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2025

ASSETS		
Cash and cash equivalents	$	189,331
Accounts receivable		24,042
Prepaid expenses		33,697
Prepaid commissions		400,418
Securities available-for-sale		15,000
Website, net of accumulated amortization of $30,357		0
Total Assets	$	662,488
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	27,700
Deferred revenue		494,755
Total Liabilities		522,455
Members' equity		
Series A, 3,379,389 issued and outstanding		393,367
Accumulated Deficit		(253,334)
Total Members' Equity		140,033
Total Liabilities and Members' Equity	$	662,488

See accompanying notes to financial statements.

HAMILTON GRANT, LLC

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1. Nature of operations and summary of significant accounting policies

Nature of Operations

Hamilton Grant, LLC (the "Company") was formed in the state of Delaware in 2004. The Company is a broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed to engage in the private placement of securities, participate in underwriting activities on a best-efforts basis and provide corporate finance and merger and acquisition advisory services.

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Valuation of Investments Held for Sale

In accordance with ASC 820, *Fair Value Measurements*, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. The Company uses a fair value hierarchy for inputs in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> *Level 1* - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access

> *Level 2* - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

> *Level 3* - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in

HAMILTON GRANT, LLC

NOTES TO FINANCIAL STATEMENTS

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1. Nature of operations and summary of significant accounting policies (continued)

Valuation of Investments Held for Sale (continued)

the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

Valuation Techniques

Common Stock
Common stock and warrants of privately held companies are valued at recent prices paid for the same securities of the issuer. When no recent pricing is available, the Company assess whether or not the financial position of the issuer has improved or declined since the last transaction to determine if an adjustment to fair value is warranted.

Website

Website assets are stated at cost less accumulated amortization. The Company amortizes website costs over an estimated useful life of three years on a straight-line basis. Betterments are capitalized. Repairs and maintenance costs are charged to expense as incurred.

Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In the event that facts and circumstances indicate that the cost of any long-lived assets, such as websites, may be impaired, an evaluation of recoverability is performed. As of December 31, 2025, all long-lived assets are not considered impaired.

Income Taxes

The Company is treated as a partnership for income tax purposes and as such the Company is not subject to income taxes in any jurisdiction. The earnings and losses of the Company are allocated to owners based upon their percentage ownership in the Company's tax return. Each member of the Company is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing. These returns remain subject to examinations from 2022 through the current year.

HAMILTON GRANT, LLC

NOTES TO FINANCIAL STATEMENTS

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1. Nature of operations and summary of significant accounting policies (continued)

Member's equity

The Company has available for issue two classes of preferred interests. Class A members are entitled to an 8% per annum compounded preferred return on their unreturned capital ahead of Class B member distributions. Class A aggregate preferred dividends in arrears totaled $256,695. As of December 31, 2025, there were no Class B units issued or outstanding.

Revenue Recognition

Fees from Merger and acquisition engagements are recognized when a transaction has been successfully completed. Fees are generally collected simultaneous with the closing of the transaction.

Up-front retainer fees are generally non-refundable, and often applied against the transaction fee due. Up-front retainer fees are treated as deferred revenue and recognized at the earlier of the completion of a transaction, when the contract is formally terminated, or after 12 months of inactivity. Up-front retainer fees paid to representatives are recorded as prepaid commission expenses and recognized under the same terms as the revenue. As of December 31, 2024, and 2025 prepaid commission expense balances were $253,050 and $400,418 respectively and deferred retainer and affiliation fee revenue balances were $325,820 and $494,755 respectively.

Other revenues are comprised of Advisory service fees provided when engaged in non-securities transactions and association and registration fees charged to the Company's affiliated registered representatives. Both revenue sources are non-refundable. Advisory fees are recognized when invoiced and registration fees are recognized in the year to which they apply.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

2. Concentrations

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company has not experienced any losses in such accounts.

During the year ending December 31, 2025, the Company's revenues resulted from 12 clients. The top five clients accounted for 74% of revenues. Due to the nature of investment banking transactions, the Company does not anticipate reoccurring revenue from the same clients year after year.

HAMILTON GRANT, LLC

NOTES TO FINANCIAL STATEMENTS

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3. Website

During 2021 and 2022, the Company capitalized costs associated with the development of the website. This asset was placed into service during 2021. Website costs consist of the following as of December 31, 2025:

Website	$30,357
Less accumulated amortization	(30,357)
Website, net	$ 0

4. Fair value measurements

The Company's assets and liabilities, recorded at fair value, have been categorized based upon a fair value hierarchy in accordance with GAAP. See Note 1 for a discussion of the Company's significant accounting policies.

As of December 31, 2024, the Company's assets measured at fair value were all treated as Level 3 investments (significant unobservable inputs) and consisted of common stock of non-public issuers.

5. Segment reporting

The Company has one reportable segment, Investment Banking. The Investment Banking segment derives revenues from customers by assisting in the private placement of securities, participating in underwriting activities on a best-efforts basis and providing corporate finance and merger and acquisition advisory services. The Company derives revenue primarily in North America. Contract terms vary by client. The timing of contract completion varies depending on business changes with the client as well as external market conditions that drive demand for acquiring interests in the client. Most contracts are completed within a year.

The accounting policies of the Investment Banking segment are the same as those described in the summary of significant accounting policies.

The chief operating decision maker assesses performance for the Investment Banking segment and decides how to allocate resources based on operating results that also is reported as net income/loss on the statement of operations. The measure of segment assets is reported on the balance sheet as total assets.

The chief operating decision maker uses net income/loss to evaluate income generated from segment assets (return on assets) in deciding whether to reinvest profits into the Investment Banking segment or into other parts of the entity, such as for acquisitions or to pay dividends.

Net income/loss is used to monitor budget versus actual results. The monitoring of budgeted versus actual results are used in assessing performance of the segment and in determining any additional management compensation. The Company does not have intra-entity sales or transfers.

The Company's chief operating decision maker is the senior executive committee that includes the chief compliance officer, chief financial officer, and the chief executive officer.

6. Commitments

As of December 31, 2025, the Company had no future commitments.

HAMILTON GRANT, LLC

NOTES TO FINANCIAL STATEMENTS

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7. Net capital requirements and customer protection requirements

Pursuant to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities and Exchange Act of 1934, the Company is required to maintain net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2025, the Company's net capital was $67,294 which was $62,294 in excess of its minimum requirement of $5,000.

The Company is subject to Securities and Exchange Commission (SEC) regulations which restrict the Company's ability to enter into transactions that result in a significant reduction in regulatory net capital without prior notification to or approval from the SEC.

8. Subsequent events

The Company evaluated all subsequent event activity through the date the financial statements were issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosures in the notes to financial statements.